[Graphic Omitted] Ahold


                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  July 16, 2004
                                 For More Information:  +31 75 659 57 20

Ahold resolves pending litigation with AIG


Zaandam, The Netherlands, July 16, 2004 - Ahold today announced that it has settled all pending insurance coverage litigation with AIG Europe (Netherlands) N.V. regarding the directors and officers liability insurance policy for Ahold and its subsidiary U.S. Foodservice. Under the terms of the settlement announced today, the lawsuit filed by AIG in the District Court of Haarlem, The Netherlands and the lawsuit filed by U.S. Foodservice in the United States District Court for the District of Maryland (Northern Division) will both be terminated. No other terms or conditions of the settlement were disclosed.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the expectation that certain lawsuits will be terminated. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, difficulties encountered in terminating such lawsuits. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31(0) 75 659 5720
http://www.ahold.com                              Fax:   +31(0) 75 659 8302